CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
June 4, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	4 June 2009
Pharmaxis Announces Placement of $47 Million and Share Purchase Plan
Pharmaxis (ASX: PXS, Nasdaq: PXSL) today announced that it had raised A$47 million through a placement to Australian and international institutions and professional investors. The placement strengthens the company’s balance sheet as Pharmaxis moves toward the European and U.S. commercial launch of its product Bronchitol for cystic fibrosis.
Pharmaxis will issue 20 million new fully paid ordinary shares at A$2.35 per share, a 10.6% discount to Pharmaxis’ last closing price on 1 June 2009 and an 8.5% discount to the volume weighted average share price over the past 30 days. The shares to be issued will rank equally with existing ordinary shares in the capital of the company.
The placement has been managed by Wilson HTM Corporate Finance Limited and closed oversubscribed. Settlement of the placement is scheduled to take place on 10 June 2009.
A share purchase plan will be offered to all Australian and New Zealand shareholders who hold shares as at 7.00pm on 1 June 2009 and will afford the opportunity to purchase up to $5,000 worth of fully paid ordinary shares at the placement price of A$2.35, without brokerage or transaction costs. The share purchase plan offer opens on 10 June and closes on 24 June 2009. The share purchase plan will be capped at A$10 million.
“The proceeds from this offering are principally to be used for the commercial launch of Bronchitol for cystic fibrosis in both Europe and the U.S. This placement means Pharmaxis can take an important additional step in building a profitable, international, pharmaceutical business. We are very pleased with the support from the participating institutions and look forward to bringing Bronchitol to the world.” said Pharmaxis Chief Executive Officer Dr Alan Robertson.
#ends#
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: June 4, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer